(Dollar Thrifty Automotive Group, Inc. letterhead)

Via Edgar and Facsimile

January 29, 2010

Ms. Linda Cvrkel
Branch Chief – Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C.  20549

Re:          Dollar Thrifty Automotive Group, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 3, 2009
Form 10-Q for the quarter ended March 31, 2009
Filed May 6, 2009
Form 10-Q for the quarter ended September 30, 2009
Filed October 26, 2009
File No. 001-13647

Definitive Proxy Statement on Schedule 14A
Filed: April 13, 2009
File No. 001-13647

Dear Ms. Cvrkel:

This letter sets forth the response to the comments contained in the Staff’s letter, dated December 28, 2009 (received by the Company on January 18, 2010), regarding the above filing.

Form 10-K for the year ended December 31, 2008

Risk Factors, page 16

1.	In future filings, please delete the second sentence of your introductory paragraph.
If you are aware of any additional risks, please disclose them.

Response to Comment 1: The Company will remove the second sentence from the introductory paragraph of the section captioned “Risk Factors,” beginning with the Form 10-K for the year ending December 31, 2009 (“2009 Form 10-K”).  The Company confirms that this section disclosed all material risks known to the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
Results of Operations, page 31
Year Ended December 31, 2008 Compared with Year Ended December 31. 2007, page 32

2.
We note from the third bullet point on page 33 that rent expense increased during 2008.  We further note that changes in concession fees were disclosed separately and therefore did not contribute to the increase in rents.  Please tell us, and revise footnote 1 to the financial statements in future filings to disclose, your policy for recognizing rent expense in accordance with FTB 85-3.

Response to Comment 2: The Company accounts for rent expense in accordance with Accounting Standards Codification (“ASC”) subtopic 840-20, “Operating Leases.” The Company believes that it has complied with the requirements of FTB 85-3, “Accounting for Operating Leases with Scheduled Rent Increases” (now included in ASC subtopic 840-20).

Beginning with the 2009 Form 10-K, the Company will add disclosure about the Company’s policy for recognizing rent expense under the caption “Operating Leases” in Note 1 of the financial statements as follows:

“Operating Leases –

Contingent Rent – The Company recognizes contingent rent expense associated with certain airport concession agreements monthly as incurred since the Company’s achievement of the annual targeted qualifying revenue is probable.

Scheduled Rent Increases - The Company recognizes scheduled rent increases on a straight-line basis over the remaining lease term.”

The Company supplementally advises the staff that 2008 rent expense increased by 4.6% as compared to 2007 due to the full year impact of rent expense associated with franchisee locations acquired in 2007.

Signatures, page 109

3.
In future filings, please have your controller or principal accounting officer sign your filing.  Any person who occupies more than one position should indicate each capacity in which he signs the report.  Refer to General Instruction D(2)(a) to Form 10-K

Response to Comment 3: The Company acknowledges the guidance in General Instruction D(2)(a) to Form 10-K.  The Company’s principal accounting officer will sign future reports on Form 10-K.

Definitive Proxy Statement on Schedule 14A

Objectives of Compensation Program, page 30

4.
We note the company does not use formal benchmarking but instead “has targeted base pay to be at the market median, and incentive compensation to be at or slightly above the market median.”  Please explain the company’s method for determining the market median.

Response to Comment 4: Prior to 2008, the Company typically received data from an independent compensation consultant relating to compensation paid by companies of comparable size within similar industries in determining a market median to confirm that the Company’s proposed compensation was competitive.  While the market median target remains a general principle of our compensation program, this information was not relevant to compensation decisions related to 2008.  In that year, the Company did not make any salary adjustments, except as disclosed relating to named executive officers whose duties and responsibilities significantly increased in 2008.  In making those limited adjustments, the Company did not rely on benchmarking data.

Comparative Data, page 31

5.
In future filings, please identify the comparable companies from the “database of general industry pay information” that the human resources and compensation committee considers when it determines target pay levels for named executive officers.

Response to Comment 5: In future filings, to the extent the Company engages in benchmarking total compensation or any material element of compensation for its named executive officers, the Company will identify component companies that the compensation committee considers in that benchmarking.

6.
We note that your compensation consultant provided a comparison of compensation for your named executive officers against those at two other rental car companies and provided information on compensation practices at ten companies in your same Global Industry Classification Standard Code.  In future filings, please identify these companies.

Response to Comment 6: In future filings, to the extent the Company engages in benchmarking total compensation or any material element of compensation for its named executive officers, the Company will identify the component companies that the compensation committee considers in that benchmarking.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2009

Financial Statements, page 4
Notes to Condensed Consolidated Financial Statements, page 9
9.  Debt and Other Obligations, page 16

7.
Your disclosure in the first paragraph on page 17 indicates that your senior secured credit facility was reduced in February 2009.  Please tell us, and revise future filings to disclose, how you accounted for this debt modification in accordance with EITF 98-14.

Response to Comment 7:  The Company acknowledges and believes that it has complied with the requirements of EITF 98-14, “Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements” (now included in ASC subtopic 470-50, “Debt Modifications and Extinguishments”).

In February 2009, the Company amended its senior secured credit facilities and reduced the borrowing capacity under the revolving credit facility from $340 million to $231.3 million, a decrease of approximately 32%.  There was no change to the revolving credit facility’s maturity date (June 15, 2013).  The ending balance of the deferred financing costs related to the revolving credit facility was approximately $3.0 million on January 31, 2009.  Consistent with EITF 98-14, the Company wrote off approximately $1.0 million of the deferred financing costs to reflect the reduction in the borrowing capacity under the revolving credit facility.  Unamortized costs related to the old arrangement were written off in proportion to the decrease in borrowing capacity and the remaining costs are amortized over the term of the new arrangement.  Any financing fee associated with the new arrangement is amortized over the term of the new arrangement.

In the 2009 Form 10-K and other filings, as applicable, the Company will add the following sentence to its disclosure about its senior secured credit facilities in the notes to the financial statements (see “Debt and Other Obligations”):

“Additionally, in connection with the amendment, the Company expensed approximately $1.0 million of unamortized deferred financing costs as a result of the extinguishment of debt in the first quarter of 2009.”

Quarterly Report on Form 10-Q for the quarter ended September 30, 2009

Financial Statements, page 4
Condensed Consolidated Statements of Cash Flows, page 7

8.
We refer to the line item “Net change in cash and cash equivalents—required minimum balance.”  We further see from note 3 on page 10 that the minimum balance represents amounts pledged to secure payments on our term loan(s).  Please tell us why you believe such amount is appropriately classified in investing activities rather than financing activities and provide us with the basis that supports your conclusions.

Response to Comment 8:  The change in cash and cash equivalents – required minimum balance (“Required Minimum Balance”) represents $100 million of the Company’s previously unrestricted cash that was designated as a “minimum balance” required to be held in cash by the Company in conjunction with an amendment to the Company’s senior secured credit facilities.  The Required Minimum Balance is held in interest-bearing accounts with financial institutions in the name and for the benefit of the Company and is invested at the direction of the Company in instruments with maturities of less than three months.  The Required Minimum Balance is not, and is not required to be, specifically held for debt service payments.  The Required Minimum Balance will remain in the Company’s account and under its control, unless a default occurs under the senior secured credit facilities at which time the collateral agent is entitled, subject to certain conditions, to apply it to service debt outstanding under the senior secured credit facilities.  Based on these facts, the Company believes the Required Minimum Balance is analogous to restricted cash. Consequently, the most appropriate cash flow statement presentation for the initial designation of, and future changes in, the Required Minimum Balance is within Investing Activities.

The Company does not believe the Required Minimum Balance represents cash from operations since these funds are not involved in producing or delivering goods or providing services.  Additionally, the Company does not believe the Required Minimum Balance represents cash from financing activities since these funds are not directly related to proceeds from the issuance of debt or repayments from borrowings of debt, proceeds or distributions from derivative instruments or other payments to creditors.

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As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have questions with regard to this letter, please contact me via telephone at (918) 669-2267 or fax at (918) 669-2970.  Your review of our responses at your earliest convenience is appreciated.

Sincerely,

/s/ Scott L. Thompson
Scott L. Thompson
President, Chief Executive Officer
   and Principal Executive Officer